NEDCOR





Interim Financial Results

for the six months ended 30 June 2003



- Core earnings down 2% to R1 530 million
- Return on equity 18,5%
- Return on assets 1,20%
- Efficiency ratio 59,0%


NEDCOR

Interim Financial Results

for the six months ended 30 June 2003

Core earnings (Rm)


970
1 202
1 317
1 560
1 530
99
00
01
02
03

Core earnings per share (cents)


415
506
549
645
565
99
00
01
02
03

Shareholders funds (Rbn)


9,9
11,2
13,6
16,6
18,1
99
00
01
02
03

Efficiency ratio (%)


54,1
52,1
51,9
53,4
59,0
99
00
01
02
03

Changes in composition of group and in basis of accounting

BoE Limited (BoE) was acquired with effect from 1 July 2002 and the outstanding Nedcor Investment Bank Holdings Limited (NIB) minorities from 1 October 2002. In addition, in accordance with South African generally accepted accounting practice, Nedcor is required to adopt the complex accounting standard AC133 'Financial instruments: Recognition and Measurement' with effect from 1 January 2003. This is a significant change in the basis of accounting for the banking industry. AC133 is a prospective statement, which means that historical figures are not adjusted to the new basis of accounting. Instead, adjustments to determine the new equity and asset and liability base are dealt with as opening transitional adjustments in retained earnings.

These structural and accounting policy changes mean that the statutory results for the six months ended 30 June 2002 and 2003 are not comparable, as the 2002 figures do not include BoE and those for 2003 are prepared on the AC133 basis of accounting.

Information is presented in accordance with SA GAAP and reflects the impact of AC133 on the current period's results. In these circumstances, in order to assist in an assessment of Nedcor's performance over the past six months, the commentary below seeks to provide insight into the relative operational performance of the two periods. Further operational information is provided on our website at www.nedcor.com.

Earnings for the period

Core earnings attributable to Nedcor shareholders for the six months ended 30 June 2003 were R1 530 million on an AC133 basis of accounting. These core earnings benefited from the application of AC133 to the extent of R326 million, meaning that core earnings attributable to Nedcor ordinary shareholders on a pre-AC133 basis were R1 204 million. In 2002 core earnings attributable to Nedcor ordinary shareholders were R1 560 million based on the previous accounting policies. After deducting net translation losses and once-off merger and reorganisation costs totalling R869 million (2002: R36 million), headline earnings in 2003 were R661 million on an AC133 basis (2002: R1 524 million on the previous accounting basis).

The above earnings represent core earnings per share of 565 cents (2002: 645 cents) and headline earnings of 244 cents (2002: 630 cents). Explanations for these changes in earnings are provided in the commentary below. The interim results are lower than were hoped for, as was alluded to in the recent trading update, but the group remains solidly profitable, with a substantial, well-provisioned balance sheet with assets of R316 billion.

Merger and reorganisation

The results for the six months to 30 June 2003 should be viewed in the context of the Nedcor Group being in the process of implementing one of the biggest and most complex banking mergers in South African history. The merger involves the integration of the operations of BoE, NIB and Cape of Good Hope Bank Limited (CoGHB) into Nedbank Limited, with some divisions of BoE going into Peoples Bank Limited. The legal consolidation of banking licences took place on 1 January 2003 and at the same time the business operations were reshaped into new business clusters.

Our focus over this reporting period has been on the group's merger and integration, and on speeding up the process to realise the synergies at the earliest date. We have started to see the early benefits from the merger, but they will be fully evidenced only in the years ahead. In the past six months we have focused on client retention, client service, cost containment and settling staff into their new roles in the merged group.

Economic conditions

The first half of 2003 continued to present a challenging operating climate, with slowing GDP growth, reducing inflation, high domestic interest rates and an uncertain international environment. The rand continued to strengthen, but was somewhat volatile during the period. Equity markets were weak, both globally and domestically, although some improvement has been evident since the end of the Iraqi war – which provides some hope to pressurised investment banking and wealth management activities. In this general economic environment underlying demand for credit nevertheless remained relatively healthy, encouraged by the June interest rate cut of 1,5% and the prospect of further rate cuts.

Nedcor's performance

As highlighted in the trading update of 15 May 2003, these current economic conditions, together with the fact that

we were implementing a complex merger process, affected Nedcor's revenue during the period. A primary contributor to the results is a decline in total revenue due to pressure on interest margins as well as lower investment banking and wealth management revenues. In addition, the stronger average value of the rand, compared with the same period last year, diminished the rand value of international earnings.

The bad-debt charge improved, while expenses were well-contained. The gearing impact (with expenses growing and revenue declining) created a reduction in profit before taxation, which, after an increase in taxation, resulted in profit after taxation being lower on a comparable basis. A drop in associate income and an increase in minority shareholders' interests, due to the dividends payable on the new preference shares resulted in comparable core earnings attributable to ordinary shareholders being 29% lower.

• *Divisional overview*

We are pleased that several major divisions have performed well over the period. Corporate, Business Banking, Property and Asset Finance, Imperial Bank, Nedbank Retail and Treasury Trading all had sound performances. Investment banking and advisory earnings were disappointing, although they were coming off a high base (BoE and NIB having conducted several large deals during the same period last year). Since 30 June 2003 several large deals have been concluded, which resulted in an improvement in this area. Unfortunately, wealth management earnings were down due to the tough investment markets and the relative strength of the rand during the period. Peoples Bank results are lower than last year due to challenging market circumstances and an increase in its effective tax rate.

• *Advances and net interest income*

Advances grew by 5% over the comparable portfolio of advances at 30 June 2002, while net interest income grew at a lower rate. Overall the group's market share has increased marginally during the past year, and the fact that our market shares have held in most business areas is an important indicator of client support.

A key issue that has impacted earnings is the group's funding cost, which was negatively affected when the group took over BoE in the midst of its liquidity crisis. The group has normalised the BoE funding cost and repaid all of its liquidity support funding, but in the process has lengthened the term profile of the funding book and consequently experienced a slightly higher cost of funding for the group as a whole. With continued sound deposit flows currently being experienced, we are confident that Nedcor's overall funding cost will reduce over time and therefore also restore earnings growth.

• *Non-interest revenue*

Comparable commission and fee income declined by 3% (after adjusting for the loss of transactional income in BoE following the sale of the NBS mortgage book on 31 March 2002), due to some large fees earned in 2002 not being repeated in 2003. Exchange and securities dealing income increased by 2% on a comparable basis, while investment banking income was lower due to some large NIB and BoE deals in 2002 not being repeated in 2003. Wealth management income was negatively affected by the general decline in equity markets and investment flows, as well as the relative strength of the rand, which impacted the division's international earnings. The growth in bancassurance revenues, from a low base, continues to be a focus area.

• *Specific and portfolio impairments against loans and advances*

Credit quality, including unsecured microloans, has been satisfactory despite the environment of high interest rates, and the comparable income statement charge for advances impairments has declined. Prior to the adoption of the AC133 credit impairment methodology the 'legal certainty' provisioning methodology was applied in certain segments of Nedbank's business, entailing a deferred recognition of provisions but a corresponding increase in pressure to collect non-performing advances.

The adoption of the AC133 cash flow valuation methodology has resulted in the creation of R585 million in additional specific impairments due to an acceleration of the recognition of impairments, compared with the 'legal certainty' methodology. This timing acceleration represents approximately six months' impairments. In addition, specific impairments now include a discount factor to reduce advances to the present value of expected future cash flows. Impairment of advances calculated under the AC133 methodology now represent approximately 3,3% of total advances (excluding gross-up of derivatives), compared with 2,9% calculated under the

previous provisioning methodology, and the book is considered to be conservatively adjusted for impairments.

The high level of non-performing loans, which include the legacy of some acquired businesses, continues to receive attention. Net non-performing loans, after impairments, represent 1,7% (31 December 2002: 1,8%) of total advances and the net impairment coverage is conservative at 152% (31 December 2002: 157%).

Nedcor has continued to adopt a cautious approach to microlending and does not have a large exposure to this market. The risk is shared with our alliance partners. Unsecured microloan exposures of R768 million represent only 0,3% of total advances, while total impairments stand at 42% (31 December 2002: 34%).

• *Expenses*

After adjusting for the expense base of the NBS mortgage business sold by BoE on 31 March 2002 expenses increased by 7% on a comparable basis and by 10% including the once-off merger and reorganisation costs of R134 million. Staff expenses, which comprise approximately 50% of total expenses, have shown only marginal growth due to the decline in total headcount numbers to 24 580 (2002: 25 700). Non-staff expenses have grown overall at a rate above inflation, but include items such as additional depreciation of R48 million on new projects commissioned. Expenses include synergy benefits of R62 million, which are expected to grow in future periods.

Overall expense growth has been contained at 7% and the current cost-to-income ratio on an AC133 basis is 59,0% due to lower gross operating income. The ratio on a comparable basis is 63,5% (2002: 53,4%, but 58,5% if BoE figures are added). Stringent cost control measures are in place to reduce this ratio to former levels.

• *Exceptional capital items*

The market value of Nedcor's investment of 103 million shares in Dimension Data plc has been marked-to-market at its 30 June 2003 price of R2,70 per share (31 December 2002: R4,02 per share), resulting in an exceptional charge of R84 million. The charge of R209 million for the amortisation of goodwill relates primarily to the goodwill arising on the acquisition of BoE.

• *Taxation*

The comparable effective tax rate has increased to 25% (2002: 20%), as the significant benefit of assessed losses last year has declined and the tax net has widened to include more foreign taxable income.

• *Equity-accounted income and income attributable to minority shareholders*

Comparable attributable earnings of associates have declined by 25% due mainly to the negative impact of the strengthening rand on the translated earnings of foreign associates.

The preference dividends of R133 million payable in respect of the six months to 30 June 2003 on the non-cumulative, non-redeemable preference share capital of R2 billion raised in December 2002 are included in income attributable to minority shareholders.

• *Foreign exchange translation losses*

The strengthening of the rand has negatively affected Nedcor's results in three ways. Firstly, core earnings were reduced by R109 million due to the lower rand value of translated international earnings. Secondly, it impacted headline earnings through translation losses of R735 million (2002: R436 million) following the conversion of the balance sheets of integrated foreign operations into rands. Thirdly, it resulted in translation losses of R84 million (2002: R20 million) following the conversion of non-integrated foreign entities, which have been taken directly to reserves.

Shareholders' funds and capital adequacy

Total shareholders' funds have declined to R19 429 million (31 December 2002: R20 122 million) on a pre-AC133 basis due to the further charges for writedowns of investments and translation losses as well as the payment of R839 million for the 2002 final dividend. After adjusting for the effects of AC133 total shareholders' funds are R18 099 million at 30 June 2003.

Nedcor Group capital adequacy at 30 June 2003, calculated on a pre- and post-AC133 basis, is 10,5% and 10,1% respectively, and at a Nedbank Limited consolidated level 12,2% and 11,8% respectively.

Implementation of AC133

AC133 impacts on the recognition and measurement of financial instruments, including credit impairments against advances. To address the prospective nature of the

statement the transitional adjustments to the carrying values of financial instruments at 1 January 2003 are recognised in opening retained income or equity.

AC133 is based on International Accounting Standard 39 (IAS 39), which is still under construction. Furthermore, interpretation and presentation issues with regard to the implementation of AC133 in South Africa continue to be debated by the accounting profession and business locally. The treatment adopted by Nedcor in these results accords with the current interpretation of recommended practice.

Impact on reserves at 1 January 2003

	Current income statement	Distributable reserves	Non-distributable reserves	Total
Credit impairment adjustments				
– release of general provision	1 717			1 717
– additional specific impairments	(585)	(963)		(1 548)
– creation of portfolio impairment	(1 132)			(1 132)
– transfer to general risk reserve		(585)	585	
		(1 548)	585	(963)
Taxation		464	(175)	289
		(1 084)	410	(674)
Attributable to minority shareholders		42		42
		(1 042)	410	(632)
Fair-value adjustments				
– revaluation of held-for-trading portfolios		(449)		(449)
– revaluation of available-for-sale portfolios			28	28
– non-qualifying foreign exchange hedges		(451)		(451)
		(900)	28	(872)
Taxation		139	(8)	131
		(761)	20	(741)
Total impact at 1 January 2003		(1 803)	430	(1 373)

The total impact of fair-value adjustments at 1 January 2003, while not expected to change materially, will only be finalised at 31 December 2003.

Impact on reserves for the period ended 30 June 2003

	Current income statement	Distributable reserves	Non-distributable reserves	Total
Impact on core earnings				
Credit impairment adjustments				
– release of specific impairments	128			128
– additional portfolio impairments	(47)			(47)
	81			81
Taxation	(24)			(24)
	57			57
Attributable to minority shareholders	(1)			(1)
	56			56
Fair-value adjustments				
Revaluation of held-for-trading portfolios	363			363
Taxation	(101)			(101)
	262		(2)	262
Attributable to minority shareholders	8			8
	270		(2)	270
Total impact on core earnings	326			326
Impact on headline earnings				
– revaluation of available-for-sale portfolios			(2)	(2)
– impairment of Dimension Data plc	(84)			(84)
– non-qualifying foreign exchange hedges	(232)			(232)
Total impact on headline earnings	(316)			(316)
Total impact for the six months	10		(2)	8

Credit impairment adjustments

• *Specific advances impairments*

AC133 introduces a fundamental shift in the manner in which specific impairments are determined in that it requires the present value of future cash flows to be calculated for all advances that are considered to be impaired. The difference between the present value of those future cash flows and the net carrying value is recognised as an impairment. As the anticipated cash flows in respect of impaired advances were not previously discounted, this results in an increase in the specific impairment for doubtful advances.

• *General provisions/portfolio impairments*

Prior to the implementation of AC133 a general provision for bad debts of 0,8% of total advances, equal to or in excess of the regulatory minimum provision, was carried to cover expected defaults inherent in the performing advances book. Under AC133 the credit risk premium included in interest rates charged is expected to offset future losses inherent in the portfolio of performing advances. Therefore a revised general provision (now called a portfolio impairment) is required only to the extent that the originally anticipated risk profile has deteriorated.

In determining the portfolio impairment against performing advances that are not considered to be individually impaired, expected default rates are applied to all future cash flows. Discounting these expected cash flows to present value results in a significant decrease in the required new portfolio impairment, as compared with the previous general provision. The previous general provision of R1,7 billion has therefore been released to create the new portfolio impairment of R1,1 billion.

The determination of the required portfolio impairment is dependent on accurate credit-risk-pricing models. Nedcor's current risk-pricing models are under constant refinement as the banking industry moves towards the implementation of the Basle II requirements in 2005. Nedcor has determined that it is appropriate, in current circumstances, to carry a portfolio impairment approximating 0,5% of performing advances.

The regulations to the Banks Act still require that minimum general- and specific-provision levels are held. This requirement is met by supplementing the new portfolio impairment with a general risk legal reserve created by reallocating distributable reserves to non-distributable reserves.

Fair-value adjustments

AC133 requires all financial instruments to be reclassified. Nedcor has accordingly reclassified the bulk of its financial assets and liabilities as 'originated loans' and 'non-trading liabilities', which continue to be carried at original or amortised cost. The remainder are dealt with as follows:

• *Held-for-trading portfolios*

AC133 requires certain financial instruments to be measured at their fair value. This includes all derivatives and instruments held for trading purposes. In addition, in terms of the statement Nedcor has elected to designate certain financial instruments at fair value in order to reflect the match between such items and their hedge. The fair-value adjustments at 1 January 2003 required in respect of the above financial instruments are recognised as an adjustment to opening retained income and thereafter in the income statement.

• *Embedded derivatives*

An embedded derivative arises when derivatives are a component of a financial instrument in such a way that the cash flows in respect of the instrument vary in a similar way to a standalone derivative. In certain circumstances embedded derivatives are accounted for separately at their fair value.

• *Internal transactions*

Prior to AC133 common local and international banking practice was to recognise internal hedging derivatives. Risks were pooled, and managed centrally at a bankwide level. AC133 prescribes the accounting treatment for hedges and accordingly banks have been required to reconsider the accounting treatment of internal hedges. Nedcor has identified and eliminated all internal transactions, thereby reflecting external derivatives only.

• *Available-for-sale portfolios*

Financial assets are classified as available-for-sale where the intention, origination and designation of the instrument do not fall within the ambit of the other asset classifications. Available-for-sale instruments are typically assets that are held for a longer period and in respect of which short-term fluctuations in value do not affect Nedcor's hold or sell decision. Nedcor has elected to recognise fair-value gains and losses on these instruments directly in equity. However, when available-for-sale equity instruments are determined to be impaired to the extent that the fair value declines below its original cost, as is the case with Nedcor's investment in Dimension Data plc, the resultant losses are recognised in the income statement.

• *Non-qualifying foreign exchange hedges*

Items that were hedged with forward exchange contracts have in certain cases in the past been recognised at the forward rate to reflect their hedged nature. In terms of AC133 all derivatives, including forward exchange contracts, are recognised at their fair value. Some structured transactions originating from NIB did not qualify as hedges under AC133 and the necessary adjustments at 1 January 2003 are recognised in opening retained income and thereafter in the income statement.

Merger and integration update

A presentation was given to analysts and the media and was issued on SENS on 23 July 2003. This is available on Nedcor's website at www.nedcor.com.

Nedcor's strategic intent in its merger with BoE was to lay the foundation for future earnings growth by consolidating

market shares and leveraging off its technology platform. Nedcor also used the opportunity to consolidate its organisational and regulatory structure and rationalise its brands.

Management is pleased with the overall merger progress and confident of achieving the original financial targets that were set, ie R660 million in annual operational synergies in addition to the capital and funding efficiencies already achieved (in total R905 million before taxation). Planned synergy benefits of R190 million (on an annualised basis) have been implemented relative to a forecast of R90 million for the half-year to June 2003. This translates into actual merger savings for the half-year (a R62 million cost reduction and a R7 million increase in income).

Once-off merger costs are projected to exceed the initial target of R710 million by R158 million, mainly as a result of additional information technology spend and the complexity of migration initiatives. The achievement of synergy benefits can be accelerated by investing more by way of once-off merger costs, and this will be done in the second half of this year.

Progress to date indicates that the group is likely to meet the synergy targets, and in a number of areas it is achieving these synergies earlier than initially expected. The detailed plans for the key initiatives are being rigorously monitored and tracked, and are generally on target or ahead of initial targets.

Merger process and key features

As the merger is complex and detailed, the process is highly structured. Importantly, however, a key objective is to ensure continuity of service to clients. During the merger and restructuring (M&R) process Nedcor will continue to service its clients to the highest standards possible and to keep staff disruption to a minimum.

Key features of the merger planning process are the detailed tracking and measurement of all processes, including 111 merger initiatives, the adherence to sound governance standards and the auditing of all activities to ensure proper reporting.

The merger also follows a logical sequence, with divisions having been prioritised for conversion depending on the functions they perform, the complexity of the conversions, the potential to extract early synergies and dependencies on other divisions.

Milestones

The M&R activities that have been completed to a large extent are:

- the Legal Day One process on 1 January 2003 – where the banking licences of Nedbank, BoE, CoGHB, NIB and Peoples Bank were consolidated into two licences and the banks were formally merged – went according to plan;
- the first three business unit integrations, ie the treasuries of Nedbank, CoGHB, NIB and BoE, the transfer of retail clients within CoGHB and the integration of the Capital Markets Division were finalised;
- the group risk management processes have been consolidated; and
- the merger support infrastructure was put in place to ensure fair and proper human resource processes, adequate communication to staff and clients, the availability of financial information and smooth client migration processes.

Other integration successes over the past year included:

- rationalisation of the asset management business, with Quaystone set up as an empowerment asset manager;
- restructuring of the wealth management and private banking businesses and the creation of a joint venture with Old Mutual to focus on private clients;
- the conclusion of agreements to realise over R1 billion from non-core assets, mainly the sale of Canal Walk (still conditional); and
- the integration of all ATM and point-of-sale operations into a single operation.

Financial effect

The table below illustrates the estimated value to be added through the merger process relative to the baseline set in 2002 (please note that these are not income statement effects but estimates of value added in 2002 rand terms):

Merger value added (R'm annualised run rate pre tax)									
	2002		2003		2004		2005		
	Plan	Actual	Plan	Fore-cast	Plan	Fore-cast	Plan	Fore-cast	Steady state (4)
Operational synergies			90	293	400	563	660	638	660
Funding efficiency (1)	30	30	125	125	125	125	125	125	125
Capital efficiency (2)	30	30	120	120	120	120	120	120	120
Once-off costs (3)	(100)	(91)	(225)	(436)	(175)	(341)	(210)		
Total value added	**(40)**	**(31)**	**110**	**102**	**470**	**467**	**695**	**883**	**905**

Note 1 Funding efficiency arises from the fact that, at the time of the merger, BoE was paying, on aggregate, approximately 25 basis points for liabilities above Nedbank's funding rate. This funding premium has been eliminated subsequent to the merger.

Note 2 R4 billion of the acquisition price was financed with debt at an after-tax cost of 9,5%, relative to BoE's earnings yield at the time of the acquisition of 12,5%. The acquired earnings therefore exceeded the cost of the capital deployed.

Note 3 Once-off costs are being incurred quicker than anticipated because the merger is being implemented ahead of schedule. There are no once-off merger costs anticipated for 2005.

Note 4 'Steady state' implies recurring annual synergies.

Financial services charter

Nedcor is working with the Banking Council and the rest of the industry to develop an empowerment charter for the banking sector. We support these initiatives and believe that, if implemented correctly, they will be of great benefit to our country.

Prior to this process Nedcor had undertaken a major empowerment transaction with the establishment of Peoples Bank and has subsequently undertaken a number of other empowerment initiatives. Some of the key initiatives are:

- Quaystone Asset Management
- Tirelo Corporate Finance
- Laetoli Business Solutions

Strategy

Nedcor's strategy is to focus on banking and related financial services in southern Africa, where we see strong growth opportunities, and the merger with BoE was in line with this strategy. We have a strong market presence in corporate and business banking. Historically, we have had a weaker presence in the retail market. Our joint ventures with best-of-breed retailers such as Pick 'n Pay and the JD Group, as well as our focus on increasing bancassurance revenues, are designed to expand our presence in this market.

Our strategy in Africa is to focus on banking and trade finance in the Southern African Development Community region in particular, while our international platform helps to service our clients' needs abroad.

We believe technology is a strong factor in banking and we shall continue to strive to be a low-cost producer. Our international outsourcing initiative is built on our technology platform and serves to lower technology costs while utilising excess capacity.

Prospects

Nedcor started its three-year integration process in the second half of 2002, and the past six months have been challenging for the group. A merger of this size is complex and demanding and requires constant tracking and monitoring to ensure its success. The group is currently on track with these plans and in some areas ahead of schedule.

We are heartened by this progress and shall continue, where possible, to accelerate the integration in order to realise the targeted merger synergies at the earliest possible date.

We have confidence in our ability to gain the targeted operational synergies of R660 million each year. These operational synergies, together with the capital and funding efficiencies already achieved, will total R905 million (in 2002 rand terms), before taxation, in benefits for the group each year from 2006 onwards.

Our current priorities are to realise these synergies, bed down the merger, lower our funding cost, continue to deliver good service to our clients and provide a sound environment for our staff. Together with our strong, well-provisioned balance sheet and the expectation that synergy benefits should escalate from 2004 onwards, we look forward to seeing a return to satisfactory earnings growth as the three-year integration progresses.

Dividend

Notice is hereby given that an interim dividend of 205 cents per ordinary share has been declared in respect of the six months ended 30 June 2003.

Trading in the STRATE environment requires settlement within five business days. In accordance with the settlement procedures of STRATE, Nedcor has determined the last day for trading to participate in the final dividend to be Friday, 29 August 2003. The shares will commence trading ex dividend on Monday, 1 September 2003, and the record date will be Friday, 5 September 2003. Payment will be made on Monday, 8 September 2003.

Share certificates may not be dematerialised or rematerialised between Monday, 1 September 2003, and Friday, 5 September 2003, both days inclusive.

For and on behalf of the board

CF Liebenberg
Chairman

RCM Laubscher
Chief Executive

28 July 2003

Registered office
Nedcor Sandton
135 Rivonia Road
Sandown, 2196
PO Box 1144
Johannesburg, 2000

Transfer secretaries
Computershare Limited
70 Marshall Street
Johannesburg, 2001
PO Box 1053,
Johannesburg, 2000

Directors
CF Liebenberg (Chairman), PG Joubert (Deputy Chairman), Prof MM Katz (Vice-chairman), RCM Laubscher (Chief Executive), CJW Ball, TA Boardman, Dr IJ Botha, WAM Clewlow, RG Cottrell, BE Davison, N Dennis (British), Prof B Figaji, BJS Hore, MJ Levett, JB Magwaza, ME Mkwanazi, SG Morris, DGS Muller, ML Ndlovu, PF Nhleko, TH Nyasulu, JVF Roberts (British), AA Routledge, CML Savage, JH Sutcliffe (British)

Company Secretary: GS Nienaber

NEDCOR LIMITED
Reg No: 1966/010630/06
Share code: NED ISIN code: ZAE000004875

Financial overview

	Unaudited 30 Jun 2003*	Unaudited 30 Jun 2002	Audited 31 Dec 2002
Selected returns			
Headline earnings (Rm)	**661**	1 524	2 585
Headline earnings per share (cents)	**244**	630	1 022
Core earnings (Rm)†	**1 530**	1 560	3 366
Core earnings per share (cents)†	**565**	645	1 330
Return on average shareholders' funds (%)†	**18,5**	21,4	21,9
Return on average assets (%)†	**1,20**	1,73	1,57
Non-interest revenue to total income (%)†	**54,9**	48,5	52,4
Efficiency ratio (%)†	**59,0**	53,4	55,4
Net interest income to interest-earning assets (%)	**2,59**	3,05	2,88
Doubtful-debt provisions to total advances (%)	**3,3****	3,0	3,1
Balance sheet			
Total shareholders' equity (Rm)	**18 099**	16 593	20 122
Deposits, current accounts and other creditors (Rm)	**280 904**	178 224	235 449
Advances and other debtors (Rm)	**246 162**	153 413	201 539
Total assets (Rm)	**315 703**	200 701	273 784
Assets under management (off balance sheet) (Rm)	**94 218**	37 119	124 342
Capital adequacy (%)	**10,1**	11,2	11,0
Capital ratio – tier 1 (%)	**6,3**	9,0	7,0
Share statistics			
Number of shares in issue (m)	**274,7**	246,9	270,6
Weighted average number of shares (m)	**270,8**	241,9	253,0
Earnings per share (cents)	**130**	305	389
Fully diluted weighted average number of shares (m)	**271,0**	242,9	254,5
Fully diluted headline earnings per share (cents)	**244**	627	1 016
Dividends per share declared (cents)	**205**	205	515
Dividend cover (times)†	**2,8**	3,1	2,6
Share price (cents)	**8 950**	11 700	11 110
Price-earnings ratio (historical)	**14,1**	7,4	10,9
Market capitalisation (Rbn)	**24,6**	28,9	30,1

† *Based on core-earnings calculation, which excludes all translation losses and exceptional items.*

* *30 June 2003 results have been prepared on an AC133 basis of accounting.*

** *Based on impairment provision (AC133) and advances excluding gross-up of derivatives.*

Balance sheet

	Unaudited 30 Jun 2003* Rm	Unaudited 30 Jun 2002 Rm	Audited 31 Dec 2002 Rm
Assets			
Cash and short-term funds	**9 401**	15 221	16 607
Other short-term securities	**19 542**	9 210	14 987
Government and public sector securities	**16 669**	11 448	14 647
Advances and other debtors	**246 162**	153 413	201 539
Deferred-taxation asset	**702**	282	690
Current taxation prepaid	**399**	200	421
Insurance assets	**7 004**		7 891
Investments			
Investments in associate companies	**1 424**	1 746	1 504
Other investments	**5 088**	3 310	5 429
Property and equipment	**3 375**	2 012	2 854
Intangible assets:			
Computer software and capitalised development costs	**986**	1 331	1 638
Goodwill	**4 129**	1 458	4 457
Customers' indebtedness for acceptances	**822**	1 070	1 120
Total assets	**315 703**	200 701	273 784
Shareholders' equity and liabilities			
Ordinary share capital	**271**	243	271
Ordinary share premium	**4 625**	1 904	4 536
Non-distributable reserves	**484**	634	216
Distributable reserves	**9 447**	12 292	12 023
Ordinary shareholders' equity	**14 827**	15 073	17 046
Minority shareholders' interest			
Attributable to ordinary shareholders	**1 157**	1 520	1 089
Attributable to preference shareholders	**2 115**		1 987
Total shareholders' equity and minority interest	**18 099**	16 593	20 122
Deposit, current accounts and other creditors	**280 904**	178 224	235 449
Deferred-taxation liabilities	**1 249**	1 577	1 451
Current taxation liabilities	**178**	137	183
Insurance funds	**7 004**		7 891
Long-term debt instruments	**7 447**	3 100	7 568
Liabilities under acceptances	**822**	1 070	1 120
Total shareholders' equity and liabilities	**315 703**	200 701	273 784
Guarantees on behalf of customers excluded from assets	**10 703**	10 161	11 966

* *30 June 2003 results have been prepared on an AC133 basis of accounting.*

AC133: balance sheet classification

	Unaudited 30 June 2003 Rm	Rm
Marked-to-market	88 551	52 136
Held for trading (IS)	85 898	52 136
Available for sale (equity)	2 653	
Amortised cost	227 152	245 468
Originated loans	215 259	
Held to maturity	1 280	
Non-trading liabilities		244 041
Other	10 613	1 427
Shareholders' funds		18 099
	315 703	315 703

AC133: impact on total assets

	Unaudited 30 June 2003 Rm
Total assets at 30 June 2003 pre-AC133	270 523
AC133 adjustments:	45 180
Deduct: Impairments to advances	(882)
Add: Bonds and securities gross-up	5 563
Add: Advances gross-up	2 871
Add: Derivative gross-up	37 036
Add: Fair-value adjustments	592
Total assets post-AC133	315 703

Income statement

	Unaudited 30 Jun 2003* Rm	Unaudited 30 Jun 2002 Rm	Audited 31 Dec 2002 Rm
Interest income	**14 669**	9 575	23 822
Interest expense	**11 180**	6 718	17 522
Net interest income	**3 489**	2 857	6 300
Non-interest revenue	**4 239**	2 690	6 929
Foreign exchange translation losses	**(735)**	(436)	(1 011)
Total income	**6 993**	5 111	12 218
Impairment of advances	**891**		
Specific and general provisions raised		560	1 778
Exceptional general provision reversed		(400)	(400)
Income after specific and general provisions	**6 102**	4 951	10 840
Operating expenses	**4 562**	2 962	7 334
Merger and reorganisation expenses	**134**		193
Profit from operations before exceptional capital items	**1 406**	1 989	3 313
Exceptional capital items	**(309)**	(926)	(1 793)
Net capital loss on investment in Dimension Data	**(84)**	(830)	(1 080)
Amortisation and impairment of goodwill	**(209)**	(96)	(501)
Loss on sale of investments and operations	**(16)**		(58)
Merger and reorganisation costs			(35)
Impairment of investments and of property and equipment			(119)
Profit from operations	**1 097**	1 063	1 520
Attributable earnings of associates	**70**	92	162
Profit before taxation	**1 167**	1 155	1 682
Taxation	**592**	404	580
Taxation: Merger and reorganisation costs			(23)
Taxation: Exceptional capital items		(140)	(192)
Profit after taxation	**575**	891	1 317
Minority interest attributable to ordinary shareholders	**(90)**	(153)	(333)
Minority interest attributable to preference shareholders	**(133)**		
Income attributable to shareholders	**352**	738	984

Income statement (continued)

	Unaudited 30 Jun 2003* Rm	Unaudited 30 Jun 2002 Rm	Audited 31 Dec 2002 Rm
Core earnings pre-AC133	**1 204**	1 560	3 366
AC133 impact on earnings	**326**		
Core earnings	**1 530**	1 560	3 366
Deduct:	**869**	36	781
Translation losses	**735**	436	1 011
Merger and reorganisation costs	**134**		193
General provision reversal		(400)	(400)
Tax on merger and reorganisation costs			(23)
Headline earnings	**661**	1 524	2 585
Deduct:	**309**	786	1 601
Exceptional capital items	**309**	786	1 793
Tax on exceptional capital items			(192)
Income attributable to shareholders	**352**	738	984

* *30 June 2003 results have been prepared on an AC133 basis of accounting.*

Statement of changes in ordinary shareholders' equity

	Unaudited 30 Jun 2003* Rm	Unaudited 30 Jun 2002 Rm	Audited 31 Dec 2002 Rm
ORDINARY SHARE CAPITAL	**271**	243	271
Balance at beginning of period	**271**	242	242
Shares issued during period	**3**	2	27
Sale of treasury shares by subsidiary			3
Shares acquired by subsidiary	**(3)**	(1)	(1)
ORDINARY SHARE PREMIUM	**4 625**	1 904	4 536
Balance at beginning of period	**4 536**	1 326	1 326
Shares issued during period	**370**	726	2 924
Share issue expenses			(9)
Sale of treasury shares by subsidiary			453
Shares acquired by subsidiary	**(281)**	(148)	(158)
NON-DISTRIBUTABLE RESERVES (NDR)	**484**	634	216
Reserves not available for distribution	**31**	122	97
Balance at beginning of period	**97**	166	166
Transfer from distributable reserves	**290**	262	263
Release of reserves previously not available	**(356)**	(306)	(332)
Foreign currency translation reserve	**(112)**	363	(28)
Balance at beginning of period	**(28)**	383	383
Foreign currency translation differences for current period	**(84)**	(20)	(411)
Available for sale reserve	**18**		
AC133 transitional adjustment	**20**		
Current-period movement	**(2)**		
General risk reserve	**410**		
Transfer from distributable reserves	**410**		
Other	**137**	149	147
Balance at beginning of period	**147**	154	154
Transfer (to)/from distributable reserves			(17)
Other	**(10)**	(5)	10

Statement of changes in ordinary shareholders' equity (continued)

	Unaudited 30 Jun 2003* Rm	Unaudited 30 Jun 2002 Rm	Audited 31 Dec 2002 Rm
DISTRIBUTABLE RESERVES	9 447	12 292	12 023
Balance at beginning of period	10 630	12 559	12 559
Balance at beginning of period as previously stated	12 023	12 577	12 577
Change in accounting policy		(18)	(18)
AC133 transitional adjustment	(1 393)		
Net profit for the year	352	738	984
Transfer to NDR – Reserves not available for distribution	(290)	(262)	(263)
– General risk reserve	(410)		
– Other			17
Dividends paid to ordinary shareholders	(839)	(748)	(1 282)
Other movements	4	5	8
Total ordinary shareholders' equity	14 827	15 073	17 046

AC133: reserve adjustments

	Unaudited 30 June 2003 Rm
Distributable reserves	
Impairment of advances	(963)
Fair-value adjustments	(900)
Taxation	428
Minority interest	42
AC133 transitional adjustment	(1 393)
Transfer to general risk provision	(410)
Total adjustment to distributable reserves opening balance	(1 803)
NDR – available for sale reserve	
Fair-value adjustments	28
Taxation	(8)
Total adjustments to non-distributable reserves opening balance	20

* *30 June 2003 results have been prepared on an AC133 basis of accounting.*

Segmental analysis

	Unaudited 30 Jun 2003*		Unaudited 30 Jun 2002		Audited 31 Dec 2002	
	Rm	%	Rm	%	Rm	%
Nedbank Corporate	**1 801**	**117**	1 051	67	2 057	61
Banking business	**950**	**61**	684	44	1 297	39
– Corporate Banking	**346**	**22**	388	25	745	22
– Business Banking	**384**	**25**	195	12	182	6
– Property Finance	**158**	**10**	75	5	298	9
– Imperial Bank	**62**	**4**	26	2	72	2
Investment banking and advisory	**(71)**	**(5)**	177	12	407	12
Treasury	**826**	**54**	118	8	214	6
International	**96**	**6**	72	5	139	4
– Africa	**61**	**4**	60	4	125	4
– Asia and Europe	**35**	**2**	12	1	14	–
Peoples Bank	**80**	**5**	118	7	272	8
Retail & Wealth management	**259**	**17**	228	15	597	18
– Retail Banking	**197**	**13**	183	12	423	13
– Wealth management	**41**	**3**	21	1	118	3
– Gerrard Private Bank	**21**	**1**	24	2	56	2
T&O investments	**(7)**		(2)		(32)	(1)
BoE funding	**(266)**	**(17)**			(254)	(8)
Shared services, funding and group operations	**(337)**	**(22)**	165	11	726	22
Core earnings	**1 530**	**100**	1 560	100	3 366	100
Adjusted for translation losses and exceptional items	**(869)**		(36)		(781)	
Headline earnings	**661**		1 524		2 585	
By geography						
South Africa	**1 252**	**82**	1 286	82	2 830	84
Rest of Africa	**67**	**4**	90	6	272	8
Rest of the world	**211**	**14**	184	12	264	8
Core earnings	**1 530**	**100**	1 560	100	3 366	100

The segmental analysis is primarily based on management operating reports and ignores boundaries of the legal entities. Comparative figures are restated, where necessary, to afford a proper comparison. Capital is allocated to segments based on the related risk-weighted assets in terms of the Banks Act classifications and weightings. The aspects of capital allocation and transfer pricing of support costs between segments are under regular review.

* *30 June 2003 results have been prepared on an AC133 basis of accounting.*

Cash flow statement

	Unaudited 30 Jun 2003* Rm	Unaudited 30 Jun 2002 Rm	Audited 31 Dec 2002 Rm
Cash flows from operating activities	**1 505**	1 548	3 746
Cash received from clients	**17 745**	11 528	29 326
Cash paid to clients, employees and suppliers	**(15 472)**	(9 297)	(24 471)
Dividends received	**71**	65	173
Dividends paid	**(839)**	(748)	(1 282)
Net (increase)/decrease in operating funds	**(9 659)**	3 389	802
Taxation paid	**(307)**	(311)	(765)
Net cash utilised in investing activities	**1 287**	(237)	(6 456)
Net cash provided by financing activities	**(32)**	(146)	8 302
Net proceeds of ordinary shares issued	**89**	583	3 240
Net proceeds of preference shares issued	·		1 987
Net (decrease)/increase in subordinated debt	**(121)**	(729)	3 075
Net (decrease)/increase in cash and short-term funds	**(7 206)**	4 243	5 629
Cash and short-term funds at beginning of period	**16 607**	10 978	10 978
Cash and short-term funds at end of period	**9 401**	15 221	16 607

* *30 June 2003 results have been prepared on an AC133 basis of accounting.*

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